SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   __________

                                   FORM 8-A/A
                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  IDACORP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

Idaho                                                        82-0505802
(State of Incorporation or Organization)                     (I.R.S. Employer
                                                             Identification No.)

1221 West Idaho Street
P.O. Box 70
Boise, Idaho                                                    83707
(Address of Principal Executive Offices)                     (Zip Code)


    If this form relates to the                If this form relates to the
    registration of a class of                 registration of a class of
    securities pursuant to                     securities pursuant to
    Section 12(b) of the Exchange Act          Section 12(g) of the Exchange Act
    and is effective pursuant to               and is effective pursuant to
    General Instruction A.(c),                 General Instruction A.(d), check
    check the following box.  |X|              the following box.  |_|

Securities Act registration statement file number to which this form relates: ____________________
            (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                   Name of Each Exchange on Which
        to be so Registered                   Each Class is to be Registered

   Common Stock, without par value            New York Stock Exchange
                                              Pacific Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

     None


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Item 1.  Description of Registrant's Securities to be Registered.

     This amendment no. 1 to the registration statement on Form 8-A/A amends the registration statement on Form 8-A that we filed on October 20, 1999.


                           DESCRIPTION OF COMMON STOCK

     General

     The following is a description of our common stock. This description contains a summary of the material terms of our common stock. You should refer to our articles of incorporation, as amended, and our amended bylaws, which we have filed with the Securities and Exchange Commission, because these documents and the laws of the state of Idaho, and not this summary, will govern your rights as a holder of common stock.

     Our articles of incorporation, as amended to date, authorize us to issue 120,000,000 shares of common stock, without par value, and 20,000,000 shares of preferred stock, without par value.

     Dividend Rights

     Subject to the prior rights of the preferred stock, holders of our common stock are entitled to receive any dividends our board of directors may declare on the common stock. The board of directors may declare dividends from any property legally available for this purpose.

     Voting Rights

     The common stock has one vote per share. The holders of our common stock are entitled to vote on all matters to be voted on by shareholders. The holders of our common stock are not entitled to cumulative voting in the election of directors.

     Holders of our preferred stock will not have any right to vote except as established by our board of directors or as provided in our articles of incorporation or bylaws or by state law. The A series preferred stock, if issued, will have voting rights.

     A majority of the outstanding shares entitled to vote on a particular matter at a meeting constitutes a quorum. Action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless our articles of incorporation, the Idaho Business Corporation Act or our bylaws require a greater number of affirmative votes. A plurality of the votes cast determines the election of directors.

     Liquidation Rights

     Subject to the prior rights of the preferred stock, if we liquidate, dissolve or wind up, whether this is voluntary or not, the holders of our common stock will be entitled to receive any net assets available for distribution to shareholders.


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     Other Rights

     The common stock is not liable to further calls or assessment. The holders of our common stock are not entitled to subscribe for or purchase additional shares of our capital stock. Our common stock is not subject to redemption and does not have any conversion or sinking fund provisions.

     Effects on Our Common Stock If We Issue Preferred Stock

     Our board of directors has the authority, without further action by shareholders, to issue up to 20,000,000 shares of preferred stock in one or more series. The board of directors has the authority to determine the terms of each series of preferred stock, within the limits of the articles of incorporation and the laws of the state of Idaho. These terms include the number of shares in a series, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights.

     If we issue preferred stock, it may negatively affect the holders of our common stock. These possible negative effects include diluting the voting power of shares of our common stock and affecting the market price of our common stock. In addition, the ability of our board of directors to issue preferred stock without shareholder approval may delay or prevent a change in control of the company.

     Although there are no shares of preferred stock currently outstanding, we have reserved 1,200,000 shares of A series preferred stock for issuance in connection with our shareholder rights plan.

 PROVISIONS OF OUR ARTICLES OF INCORPORATION AND OUR BYLAWS THAT COULD DELAY OR
                          PREVENT A CHANGE IN CONTROL

     Although it is not the intention of the board of directors to discourage legitimate offers to enhance shareholder value, the existence of unissued common stock, the ability of the board of directors to issue preferred stock without further shareholder action and other provisions of our articles of incorporation and bylaws may discourage transactions aimed at obtaining control of IDACORP.

     Provisions Relating to Our Board of Directors

          Classified Board

     We have divided the members of our board of directors into three classes having staggered terms. The number of directors in each class is as nearly equal as possible. Directors in each class are elected for a three-year term.

     This classification of the board of directors may prevent shareholders from changing the membership of the entire board of directors in a relatively short period of time. At least two annual meetings, instead of one, generally will be required to change the majority of directors. The classified board provisions could have the effect of prolonging the time required for a shareholder with significant voting power to gain majority representation on the board of


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directors. Where majority or supermajority board of directors approval is necessary for a transaction, such as an interested shareholder business combination, the inability to immediately gain majority representation on the board of directors could discourage takeovers and tender offers.

          Number of Directors, Vacancies, Removal of Directors

     Our bylaws provide that the board of directors will have at least 9 and at most 15 directors. The size of the board may be changed by a two-thirds vote of shareholders entitled to vote, or by a majority vote of the board of directors. A majority of the board decides the exact number of directors at a given time. The board fills any new directorships it creates and any vacancies.

     Directors may be removed by the shareholders only for cause and only if at least two-thirds of the shares of our outstanding voting stock approve the removal.

     These provisions may delay or prevent a shareholder from gaining control of the board.

     Meetings of Shareholders

          Calling of a Special Meeting

     The president, a majority of the board of directors or the chairman of the board may call a special meeting of the shareholders at any time. Holders of at least 20% of the outstanding shares entitled to vote may call a special meeting if such holders sign, date and deliver to our secretary one or more written demands describing the purpose(s) of the proposed meeting. Upon receipt of one or more written demands from such holders, our secretary is responsible for determining whether such demand or demands conform to the requirements of the Idaho Business Corporation Act, our articles of incorporation and bylaws. After making an affirmative determination, our secretary will prepare, sign and deliver the notices for such meeting. The shareholders may suggest a time and place in their demand(s), but the board of directors will determine the time and place of any such meeting by resolution. These provisions for calling a special meeting may delay or prevent a person from bringing matters before a shareholder meeting.

          No Cumulative Voting

     Our articles of incorporation do not provide for cumulative voting. This could prevent directors from being elected by a relatively small group of shareholders.

          Advance Notice Provisions

     Our bylaws require that for a shareholder to nominate a director or bring other business before an annual meeting, the shareholder must give notice to our secretary not later than the close of business on the 120th day prior to the first anniversary of the date on which we first mailed proxy materials for the preceding year's annual meeting. If the date of the annual meeting is more than 30 days before or after the anniversary date of the preceding year's annual meeting,


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the shareholder must deliver notice no later than the close of business on the
10th day following the day on which we first publicly announce the date of such meeting.

     Our bylaws also limit business at a special meeting to the purposes stated in the notice of the special meeting.

     These advance notice provisions may delay a shareholder from bringing matters before a shareholder meeting. The provisions may provide enough time for our board of directors to begin litigation or take other steps to respond to these matters, or to prevent them from being acted upon, if our board of directors finds it necessary or desirable for any reason.

     Amendment of Articles of Incorporation

     Our articles of incorporation require an 80% vote of shareholders entitled to vote in order to amend the provisions relating to the board of directors and the amendment of our articles of incorporation, unless such amendment is recommended by two-thirds of the continuing directors, as defined.

     Amendment of Bylaws

     Amendment of the bylaws relating to the board of directors or advance notice provisions for shareholder meetings requires a two-thirds vote of shareholders entitled to vote or a majority vote of the board of directors.

                         PREFERRED SHARE PURCHASE RIGHTS

     On September 10, 1998, our board of directors declared a dividend distribution of one preferred share purchase right for each share of our common stock outstanding as of October 1, 1998. Since that time, we have issued and will continue to issue one right with each additional share of common stock we issue until the rights expire, are redeemed or exchanged or become exercisable. We have authorized and reserved 1,200,000 shares of our A series preferred stock for issuance if the rights become exercisable.

     The rights become exercisable on the earlier of ten business days after a third party announces its acquisition of 20% or more of our outstanding voting stock and ten business days after a third party makes a tender offer or exchange offer to acquire 20% or more of our outstanding voting stock. Each right, when it becomes exercisable, entitles its holder, other than the third party that has acquired 20% or more of our voting stock, to purchase from us one one-hundredth of a share of our A series preferred stock at a price of $95. The value of this one one-hundredth of a share is intended to approximate the value of one share of common stock. However, when a third party has acquired, or obtained the right to acquire, 20% or more of our voting stock, a holder who exercises this right for $95 will have the right to receive the number of shares of our common stock, and/or, at our option, A series preferred stock, that have a market value of $190. Rights owned by the third party will be null and void. Also, under the following circumstances, a holder who exercises this right for $95 will have the right to receive the number of shares of common stock of an acquiring company that have a market value of $190, instead of one one-hundredth of a share of our A series preferred stock or shares of our common stock:


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     o    we merge with another person and we are not the surviving entity;

     o we merge with another person and we are the surviving entity in the transaction, and our common stock is exchanged for shares of another company or cash or other property;

     o    we sell or transfer 50% or more of our assets or earning power;

     o a person who has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock engages in some types of transactions with us which benefit the person due to its ownership of our stock; or

     o the proportionate share of a person who has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock is increased by more than 1% as a result of reclassification of securities or recapitalization or other transaction.

     As a result, the rights have the effect of causing substantial dilution to a person or group that attempts to acquire us on terms our board of directors does not approve and making it significantly more expensive for that person or group to acquire control of us.

     For example, assuming the price of our common stock is $38 per share at the time of determination, each holder of our common stock will have the right to purchase for $95 the number of shares equal to $190, divided by $38, or five shares. Consequently, a shareholder would effectively obtain $190 in value for $95. Assuming there are approximately 38 million shares of our common stock outstanding, each with a right attached, holders of our common stock collectively have an aggregate value in their rights of approximately $3.6 billion. That is, regardless of the market price for our common stock, whenever the rights become exercisable, our shareholders collectively have the ability to spend $3.6 billion to acquire $7.2 billion in stock. That dilution could make it significantly more expensive for a hostile takeover to occur. The rights should not interfere with any merger or other business combination our board of directors approves since our board of directors may elect to redeem the rights at $0.01 per right until ten business days after a third party announces its acquisition of 20% or more of our outstanding voting stock. The rights expire on September 10, 2008, unless we redeem or exchange them earlier.

     We may adjust the $95 purchase price and the number of shares that may be purchased.

     The description of our preferred share purchase rights is contained in the registration statement on Form 8-A filed on September 15, 1998, as amended by amendment no. 1 on Form 8-A/A filed on October 20, 1999 and amendment no. 2 on Form 8-A/A filed on September 28, 2004, and in the Rights Agreement, dated as of September 10, 1998, between Wells Fargo Bank, N.A., as successor to The Bank of New York, as rights agent, and us. We incorporate these documents herein by reference.


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               PROVISIONS OF IDAHO LAW THAT COULD DELAY OR PREVENT
                               A CHANGE IN CONTROL

     Idaho Control Share Acquisition Law

     We are subject to the provisions of the Idaho Control Share Acquisition Law. This law is designed to protect minority shareholders in the event that a person acquires or proposes to acquire shares of voting stock giving it at least 20%, at least 33 1/3%, or more than 50% of the voting power in the election of our directors. Under this law, an acquiring person must deliver to us an information statement that includes the acquiring person's identity, its acquisition plans and its financing. The acquiring person cannot vote the shares it holds that are greater than the applicable percentages unless two-thirds of the outstanding voting stock, excluding shares owned by the acquiring person, approves of such voting power. If the acquiring person so requests and complies with other requirements, we must hold a special meeting within 55 days of receiving the information statement from the acquiring person for the shareholders to vote. If the acquiring person does not deliver the information statement, or our shareholders do not approve such voting power, we may redeem all of the acquiring person's shares that exceed the applicable percentage at their fair market value.

     Idaho Business Combination Law

     We are also subject to the Idaho Business Combination Law. This law prohibits us from engaging in certain business combinations with a person who owns 10% or more of our outstanding voting stock for a three-year period after the person acquires the shares. This prohibition does not apply if our board of directors approved of the business combination or the acquisition of our shares before the person acquired 10% of the shares. After the three-year period, we could engage in a business combination with the person only if two-thirds of our outstanding voting stock, excluding shares owned by the person, approve, or the business combination meets minimum price requirements.


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Item 2.  Exhibits.

1.   Articles of Incorporation of IDACORP, Inc. (incorporated by reference to
     Exhibit 3.1 to Amendment No. 1 to the Registration Statement on Form S-3 of IDACORP, Inc. (File No. 333-64737), filed on November 4, 1998).

2. Articles of Amendment to Articles of Incorporation of IDACORP, Inc., as filed with the Secretary of State of Idaho on March 9, 1998 (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Registration Statement on Form S-3 of IDACORP, Inc. (File No. 333-64737), filed on November 4, 1998).

3. Articles of Amendment to Articles of Incorporation of IDACORP, Inc. creating A Series Preferred Stock, without par value, as filed with the Secretary of State of Idaho on September 17, 1998 (incorporated by reference to Exhibit 3(b) to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 of IDACORP, Inc. (File No. 333-00139-99), filed on September 22, 1998).

4. Amended Bylaws of IDACORP, Inc., amended on March 20, 2003 (incorporated by reference to Exhibit 4(e) to the Registration Statement on Form S-8 of IDACORP, Inc. (File No. 333-104254), filed on April 2, 2003).

5. Rights Agreement, dated as of September 10, 1998, between IDACORP, Inc. and Wells Fargo Bank, N.A., as successor to The Bank of New York, as rights agent, including form of right certificate (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K of IDACORP, Inc., filed on September 15, 1998).


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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         IDACORP, INC.

Date: September 28, 2004                 By:  /s/ Darrel T. Anderson
                                              ----------------------
                                              Name:  Darrel T. Anderson
                                              Title: Senior Vice President -
                                                     Administrative Services
                                                     and Chief Financial Officer


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                                  EXHIBIT INDEX

Number   Description
------   -----------

1. Articles of Incorporation of IDACORP, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Registration Statement on Form S-3 of IDACORP, Inc. (File No. 333-64737), filed on November 4, 1998).

2. Articles of Amendment to Articles of Incorporation of IDACORP, Inc., as filed with the Secretary of State of Idaho on March 9, 1998 (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Registration Statement on Form S-3 of IDACORP, Inc. (File No. 333-64737), filed on November 4, 1998).

3. Articles of Amendment to Articles of Incorporation of IDACORP, Inc. creating A Series Preferred Stock, without par value, as filed with the Secretary of State of Idaho on September 17, 1998 (incorporated by reference to Exhibit 3(b) to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 of IDACORP, Inc. (File No. 333-00139-99), filed on September 22, 1998).

4. Amended Bylaws of IDACORP, Inc., amended on March 20, 2003 (incorporated by reference to Exhibit 4(e) to the Registration Statement on Form S-8 of IDACORP, Inc. (File No. 333-104254), filed on April 2, 2003).

5. Rights Agreement, dated as of September 10, 1998, between IDACORP, Inc. and Wells Fargo Bank, N.A., as successor to The Bank of New York, as rights agent, including form of right certificate (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K of IDACORP, Inc., filed on September 15, 1998).


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